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Attn:

 Erin Donahue

 Jennifer Angelini

 Division of Corporation Finance

 Office of Manufacturing

Re:	Primo Brands Corp

Registration Statement on Form S-1

Filed January 24, 2025

File No. 333-284501

To the addressee set forth above:

On behalf of our client, Primo Brands Corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 21, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 initially filed with the Commission by the Company on January 24, 2025. Concurrently with the submission of this letter, the Company has publicly filed Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, we have included the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed February 7, 2025

Risk Factors

In the future, we may be considered a “controlled company”….page 23

1.

Please revise the caption and text of this risk factor to reflect your expected controlled company status following the proposed amendments, rather than discussing this hypothetically. Clarify that the requisite consent has been obtained, identify the expected timing for your capital structure change, and more fully discuss the consequences of removal of the 49% voting limitation. Disclose potential conflicts of interest related to the controlling shareholder interest and management roles, including majority board representation, and material risks related to the ability to control matters requiring shareholder approval.

February 27, 2025

Response: The Company respectfully notes the Staff’s comment and notes that, pursuant to General Instruction VII of Form S-1, the Registration Statement now incorporates by reference the risk factors included in the Company’s Annual Report on Form 10-K, filed with the Commission on February 27, 2025 (the “Annual Report”). The Company notes further that it has otherwise revised the disclosure on page 6 to address the Staff’s comment.

General

2.	Please update the financial statements of Primo Brands Corporation, Triton Water Parent, and Primo Water Corporation to be compliant with Rule 3-12 of Regulation S-X.

Response: The Company respectfully notes the Staff’s comment and has incorporated by reference the Annual Report containing updated financial statements for the Company to be compliant with Rule 3-12 of Regulation S-X.

3.	We note your response to our prior comment 11. Please further revise your disclosure to address the following items:

•	Disclose the expected timing for the proposed amendments and resulting change in your capital structure;

•

Provide prospectus cover and summary disclosure regarding your controlled company status, including the percentage ownership of your controlling shareholder and your current intent not to rely on NYSE exemptions;

•	Update disclosure regarding your refinancing, including the results of the exchange offers, and summarize material terms of new instruments or arrangements; and

•	File any material related agreements as exhibits to your registration statement.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages iii, iv, 2, 14, 69, 70, 71, 72, 73, 74, II-2, II-3, II-4, II-5, and on the prospectus cover. The Company has filed the related material agreements as Exhibits 4.3, 4.7, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 10.9, 10.10 and 10.11 to the Registration Statement.

* * * *

February 27, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2258 or my colleague Charles Cassidy at (202) 637-2176.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht of LATHAM & WATKINS LLP

cc:	Robbert Rietbroek, Chief Executive Officer and Director, Primo Brands Corporation

Marni Morgan Poe, General Counsel and Corporate Secretary, Primo Brands Corporation

R. Charles Cassidy III, Latham & Watkins LLP

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